AMAZING NUTRITIONALS, INC.
                               43 West 33rd Street
                                    Suite 405
                              New York, N.Y. 10001
                                 (212) 695-3334

                                                                  March 18, 2004


Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549-0404

         Re:      Amazing Nutritionasl, Inc.
                  Registration on Form 10-SB
                  Date Filed: January 21, 2004, Amended February 25, 2004 File No.: 0-50555

Dear Sirs:

         Please take this correspondence as the formal request of Amazing Nutritionals, Inc., to withdraw the previously filed Registration on Form 10-SB, filed on January 21, 2004 and amended on February 25, 2004.

         The request is being made as the Company intends to file a complete and accurate Registration on Form 10-SB subsequent to the time period for which the initial filing will become effective. Please be advised that no securities were sold as a result of this filing.

         Please feel free to contact me at the number listed above or the Counsel for the Company, Michael S. Krome, P.C. at (631) 737-8381, if you have any further questions.

         Thank you very much.



                                                        Very truly yours,


                                                        Barry Clare
                                                        President